UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boustead Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 265
(No. and Street)

Irvine (City) California (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moore 949-295-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boustead Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 28, 2019 before me, John Hong
(insert name and title of the officer)

personally appeared Keith Moore,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John Junghoon Hong
COMM # 2275001
NOTARY PUBLIC—CALIFORNIA
Los Angeles COUNTY
MY COMM. EXPIRES 01/12/2023

Signature ______________________ **(Seal)**

Boustead Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Boustead Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Boustead Securities, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boustead Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Boustead Securities, LLC's management. My responsibility is to express an opinion on Boustead Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boustead Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Boustead Securities, LLC's auditor since 2017.
Tarzana, California
February 28, 2019

Boustead Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	2,472,442
Accounts Receivable		57,754
Advances - Related Parties		2,034,509
Advances - Other		18,293
Security Deposit		600
Securities		1,263,730
Total Assets	$	5,847,328

Liabilities and Members' Equity

Liabilities		
Accounts Payable and Accrued Expenses	$	360,964
Accrued Commissions		1,969,296
Member Repurchase		500,923
Total Liabilities	$	2,831,183
Members' Equity		3,016,145
Total Liabilities and Members' Equity	$	5,847,328

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2018

Revenue		
	Revenue from Underwritings and Selling Groups - Registered Offerings	8,520,732
	Investment Banking Fees	3,914,827
	Realized Capital Gains (Losses) on Firm Investments	181,919
	Unrealized Capital Gains (Losses) on Firm Investments	1,211,224
	Other	4,637
	Total Revenue	$ 13,833,339
Expenses		
	Commissions	$ 10,580,331
	Consulting	750,523
	Dues and Subscriptions	7,699
	Office rent	8,715
	Office expense and rent	40,544
	Professional Services	248,653
	Regulatory fees	71,538
	Payroll expenses	192,289
	Telephone	20,063
	Travel	52,614
	All other	128,074
	Total Expenses	$ 12,101,043
	Income (Loss) Before Tax Provision	$ 1,732,296
	Income tax provision	12,590
	Net Income (Loss)	$ 1,719,706

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

	Total
Balance, December 31, 2017	$ 1,296,439
Net Income (Loss)	1,719,706
Balance, December 31, 2018	$ 3,016,145

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Changes in Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 326,563
Unrealized Gains (Losses)	1,211,224
Changes in Operating Assets and Liabilities:	
Accounts Receivable	(46,362)
Advances - Related Parties	(1,567,760)
Advances - Other	158,427
Securities	(1,244,920)
Accounts Payable & Accrued Expenses	(75,993)
Accrued Commissions	(1,749,601)
Member Repurchase	313,905
Net Cash Provided by (Used in) Operating Activities	$ (2,674,517)
Cash Flows for Investing Activities:	
Proceeds from Investment Sales	$ 181,919
Cash Flows for Financing Activities:	$ -
Net Increase (Decrease) in Cash	$ (2,492,598)
Cash at Beginning of Year	4,965,040
Cash at End of Year	$ 2,472,442
SUPPLEMENTAL INFORMATION	
Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ 12,590

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Boustead Securities, LLC (the "Company"), formerly known as Monarch Bay Securities, LLC was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter;
- Broker or dealer retailing corporate debt securities;
- Underwriter or selling group participant on a best efforts or firm commitment basis as lead underwriter;
- Private placements of securities;
- Merger & acquisition business activities;
- Mutual fund retailer via wire order;
- U.S. government securities broker;
- Put and call broker;
- Distribute third party research;
- Create and distribute research; and
- Conduct securities business with retail customers, institutional customers and broker dealer entities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Note 2 – Significant Accounting Policies (continued)

ASC 606 Revenue Recognition

<u>1. Revenue</u>
A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services
The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

- Capital Gains (Losses) on Firm Investments.

- Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

- Investment Banking Fees earned: This includes fees earned from affiliated entities; investment banking fees and M&A advisory fees.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

In securities underwriting, the sale of securities from the issuer is the only performance obligation in an underwriting agreement and is generally satisfied on the trade date, so the fees (i.e. the applicable spread) will be recognized as revenue at that time. The trade date is the date the underwriter purchases the securities from the issuer (firm commitment) or the date the underwriter sells the securities to third party investors (best efforts).

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Listed & Other Equity Securities	$1,263,730	-	-
Total	**$ 1,263,730**	$ -	$ -

The listed and other equity securities are identified as Level 1 investments representing OTC traded securities held for resale as of December 31, 2018. The OTC traded securities are valued on listed prices of the underlying stocks.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $100,000. The Company's minimum net capital is calculated as $188,746. At December 31, 2018, the Company had net capital of $326,743 which was $137,998 in excess of its required net capital of $188,746. The Company's net capital ratio was 8.66 to 1.

Note 6 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $11,790 limited liability company fee for total taxes of 12,590.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken

by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Note 7 – Exemption from the SEC Rule 15c3-3

Boustead Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 - Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position. The Company is a party to the following litigations or arbitrations:

The Company was a party to an arbitration matter with a former member of the Company. The arbitrator ruled against the Company and the Company has appealed the decision. The Company has provided for sufficient reserves for the arbitration award and costs should the Company not be successful in its appeal.

The Company is involved in a FINRA arbitration matter with another FINRA member firm alleging the Company received commissions that were due to the other FINRA member. The Company's counsel believes the claims are baseless and without merit. The Company has not provided for any award or costs related to this matter.

The Company is a named defendant alleging the Company is liable for reimbursement of private placement investments (in amounts not identified), under the legal theories of securities law violations and negligent misrepresentation. The Company's legal counsel does not express a judgment as to the likelihood of an unfavorable outcome, nor can they estimate the amount of potential loss. The Company believes the claims are baseless and has not provided for any award or costs related to this matter.

The Company is a named defendant in a securities class action lawsuit for return of offering proceeds alleging the Company is liable due to material omissions as an underwriter under Section 12(a)(2) of the Securities Act of 1933, as amended. The Company's legal counsel does not express a judgment as to the likelihood of an unfavorable outcome, nor can they estimate the amount of potential loss. The Company believes the claims are baseless and has not provided for any award or costs related to this matter.

Note 9 – Operating Lease Commitments

The Company leases office space in Irvine California under month to month operating leases. There are no future minimum lease payments under these lease agreements. The Company's office lease expense totaled $8,715 for the year ended December 31, 2018.

Note 10 – Related Parties

From time to time during the year, the Company advanced monies to Boustead & Company Limited (BCL), it's parent corporation and FinTech Global Markets, Inc. (FTGM), an affiliated company, wholly owned by BCL. The advances carry no interest and are repayable at any time. As of December 31, 2018, the Company had advanced BCL $1,671,348 and FTGM $331,614.

Note 11 – Subsequent Events

The Company has evaluated events subsequent to the date of the balance sheet for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. The Company has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Boustead Securities, LLC
Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 3,016,145
Non allowable assets	
Advances	$ (2,052,802)
Security deposit	$ (600)
Accounts Receivable	$ (57,755)
Haircut - securities 15%	$ (578,245)
Restricted Securities	$ -
Net Capital	$ 326,743
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness	$ 188,746
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 188,746
Excess Capital	$ 137,998
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 43,625
Computation of Aggregate Indebtedness	
Total liabilities net of income taxes payable	$2,831,183
Aggregate indebtedness to net capital	$ 8.66

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 326,743
Rounding:	$ -
Net Capital Per Audited Report	$ 326,743

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Boustead Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Boustead Securities, LLC
Schedule III
Information Relating to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Boustead Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Boustead Securities, LLC

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2018

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Boustead Securities, LLC
Irvine, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Boustead Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boustead Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Boustead Securities, LLC, stated that Boustead Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Boustead Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boustead Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 28, 2019

Boustead Securities, LLC
6 Venture, Suite 265
Irvine, CA 92618

Assertions Regarding Exemption Provisions

We, as members of management of Boustead Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Boustead Securities, LLC

By:

Keith Moore, CEO

February 28, 2019